Exhibit 3.1

CERTIFICATE OF FORMATION

OF

ASG CONSOLIDATED LLC

This Certificate of Formation of ASG Consolidated LLC (the “Company”), dated as of September 28, 2004, is being duly executed and filed by Shahm Al-Wir, Esq. as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is ASG Consolidated LLC.

SECOND. The Corporation’s registered office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington, County of New Castle. The registered agent thereof is the Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Shahm Al-Wir
Shahm Al-Wir, Esq.
Authorized Person